Exhibit 12.1

DAVE & BUSTER’S, INC.

COMPUTATION OF RATIO OF EARNINGS

TO FIXED CHARGES

(dollars in thousands, except ratios)

	Fiscal Year Ended February 3, 2013	Fiscal Year Ended January 29, 2012	244 Days Ended January 30, 2011	120 Days Ended May 31, 2010
Income (loss) before provision (benefit) for income taxes	$10,639	$1,634	$(7,708)	$(2,735)
Add: Total fixed charges (per below)	50,605	49,264	35,803	12,176
Less: Capitalized interest	510	759	62	110

Total income before provision for income taxes, plus fixed charges, less capitalized interest	60,734	50,139	28,033	9,331
Fixed charges:
Interest expense (1)	33,411	32,883	25,675	7,070
Capitalized interest	510	759	62	110
Estimate of interest included in rental expense (2)	16,684	15,622	10,066	4,996

Total fixed charges	$50,605	$49,264	$35,803	$12,176
Ratio of earnings to fixed charges (3)	1.20x	1.02x	0.78x	0.77x

(1)	Interest expense includes interest in association with debt and amortization of debt issuance costs.
(2)	Fixed charges include our estimate of interest included in rental payments (one-third of rent expense under operating leases).
(3)	Earnings for the 244 days ended January 30, 2011 and 120 days ended May 31, 2010 were insufficient to cover the fixed charges by $7,770 and $2,845, respectively.